Curiouser.ai Inc.

(a Delaware Corporation)

Reviewed Financial Statements

As of the year ended December 31, 2024 and 2023

Financial Statements

Curiouser.ai Inc.

Table of Contents

Independent Accountant's Review Report

December 1, 2025
To: Board of Directors of Curiouser.ai Inc.
Re: 2024-2023 Financial Statement Review– Curiouser.ai Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Curiouser.ai Inc. (the "Company"), which comprise the balance sheet as of December 31, 2024 and December 31, 2023 and the related statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Curiouser.ai Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
December 1, 2025

CURIOUSER.AI INC.
BALANCE SHEET
December 31, 2024 and 2023
(Unaudited)

ASSETS	2024	2023
Current Assets		
Cash and cash equivalents	$ 1,895	$ 71,322
Total Current Assets	**1,895**	**71,322**
Total Assets	**$ 1,895**	**$ 71,322**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 6,768	$ 6,508
Credit cards	17,230	4,526
Payable to related party	2,309	375
Total Current Liabilities	**26,307**	**11,409**
Total Liabilities	**26,307**	**11,409**
Stockholders' Equity		
Common stock, $0.00001 value; 10,000,000 authorized; 8,853,904 outstanding as of 2024 and 2023	89	89
Treasury Stock	(18)	(10)
Additional Paid in Capital	2,198	1,998
SAFE Notes	307,500	222,500
Retained Earnings/ (Accumulated deficit)	(334,181)	(164,664)
Total Stockholders' Equity	**(24,412)**	**59,913**
Total Liabilities and Stockholders' Equity	**$ 1,895**	**$ 71,322**

The accompanying footnotes are an integral part of these financial statements.

CURIOUSER.AI INC.
INCOME STATEMENT
December 31, 2024 and 2023
(Unaudited)

	2024	2023
Revenues	$ -	$ -
Operating Expenses		
Advertising and marketing	15,351	13,477
General and administrative	149,191	131,237
Professional services	5,004	19,950
Total Operating Expenses	169,546	164,664
Other Income/(Expenses)		
Other Income	29	-
Net Income (Loss)	$(169,517)	$(164,664)

The accompanying footnotes are an integral part of these financial statements.

CURIOUSER.AI INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
December 31, 2024 and 2023
(Unaudited)

	Common Stock		Treasury Stock		Additional Paid in Capital	SAFE Notes	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value	Shares	Value				
Balance as of date of inception February 2, 2023	**6,050,000**	**$ 61**	**-**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 61**
Issuance of common stock	2,803,904	28	-	-	1,998	-	-	**2,026**
Purchase of treasury stock	-	-	3,470,223	(35)	-	-	-	**(35)**
Re-issuance of treasury stock	-	-	(2,496,096)	25	-	-	-	**25**
Issuance of SAFE Notes	-	-	-	-	-	222,500	-	**222,500**
Net loss	-	-	-	-	-	-	(164,664)	**(164,664)**
Balance as of December 31, 2023	**8,853,904**	**$ 89**	**974,127**	**$ (10)**	**$ 1,998**	**$ 222,500**	**$ (164,664)**	**$ 59,913**
Issuance of common stock	-	-	-		-	-	-	**-**
Purchase of treasury stock	-	-	2,424,127	(24)	-	-	-	**(24)**
Re-issuance of treasury stock	-	-	(1,605,000)	16	200		-	**216**
Issuance of SAFE Notes	-	-	-	-	-	85,000	-	**85,000**
Net loss	-	-	-	-	-	-	(169,517)	**(169,517)**
Balance as of December 31, 2024	**8,853,904**	**$ 89**	**1,793,253**	**$ (18)**	**$ 2,198**	**$307,500**	**$ (334,181)**	**$ (24,412)**

FS - 3

The accompanying footnotes are an integral part of these financial statements.

CURIOUSER.AI INC.
STATEMENT OF CASH FLOWS
December 31, 2024 and 2023
(Unaudited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (169,517)	$ (164,664)
Changes in operating assets and liabilities:		
Accounts payable	260	6,508
Credit cards	12,704	4,526
Payable to related party	1,934	375
Net cash provided by (used in) operating activities	(154,619)	(153,255)
Cash Flows from Investing Activities		
Net cash used in investing activities	-	-
Cash Flows from Financing Activities		
Capital contribution	85,192	224,577
Net cash used in financing activities	**85,192**	**224,577**
Net change in cash and cash equivalents	**(69,427)**	**71,322**
Cash and cash equivalents at beginning of year	71,322	-
Cash and cash equivalents at end of year	**$ 1,895**	**$ 71,322**
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

CURIOUSER.AI INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Curiouser.ai Inc. (which may be referred to as the "Company", "we," "us," or "our") is a Delaware company incorporated on February 2, 2023. The Company is engaged in the development and provision of artificial intelligence software and related technology services. Its primary product is a human-centered AI platform named "Alice" designed to assist users with strategic thinking, creativity and decision-making through conversational and reflective interaction tools.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company will maintain its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2024 and 2023, cash and cash equivalents amounted to $1,895 and $71,322, respectively.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. As of December 31, 2024, the Company is pre-revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – EQUITY

CURIOUSER.AI INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Common Stock

The Company is authorized to issue 10,000,000, $0.00001 par value shares of Common Stock.

During 2023 and 2024, the Company issued shares of common stock to founders, investors, employees, and advisors. All shares are considered legally issued and outstanding at the grant date, regardless of vesting. Employee and advisor shares are subject to service-based vesting schedules, generally either: 4-year vesting with no cliff, or 4-year vesting with a 30-day cliff (only for two employees with shorter vesting periods). Upon an employee or advisor's exit, any unvested shares are automatically repurchased by the Company 60 days after the exit date at the lower of cost or fair value (FMV $0 for all grants). Vested shares remain outstanding.

Category	Shares Issued (par value $0.00001)	Treasury Shares	Outstanding Shares
Founders	3,025,000	(800,000)	3,825,000
Investors	703,904	(46,096)	750,000
Employees	5,125,000	2,639,349	3,304,777
Total as of December 31, 2024	**8,853,904**	**1,793,253**	**7,879,777**

Category	Shares Issued (par value $0.00001)	Treasury Shares	Outstanding Shares
Founders	3,025,000	(800,000)	3,825,000
Investors	703,904	(46,096)	750,000
Employees	5,125,000	1,820,223	3,304,777
Total as of December 31, 2023	**8,853,904**	**974,127**	**7,879,777**

Stock-Based Compensation (ASC 718)

Because all share grants have a grant-date FMV of $0, no stock-based compensation expense was recognized during 2023 or 2024. The total unrecognized compensation expense is therefore $0. The Company recognizes compensation expense over the vesting period for shares granted to employees and advisors in accordance with ASC 718, but given the FMV of $0, this does not result in a recognized expense.

Simple Agreements for Future Equity (SAFE) Notes

In 2024 and 2023, the Company issued $85,000 and $222,500 in SAFEs, respectively. Under the terms of the SAFEs, the investors provide cash funding to the Company in exchange for the right to receive shares of the Company's capital stock upon the occurrence of certain future events, including an equity financing, a liquidity event, or dissolution of the Company. The number of shares to be issued is determined based on the applicable conversion formula as defined in the SAFE agreements.
As of December 31, 2024 and 2023, the Company had $307,500 and $222,500 in SAFEs issued, respectively.

CURIOUSER.AI INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(UNAUDITED)

NOTE 4 – GOING CONCERN

The Company has sustained recurring losses and negative cash flows from operations. Over the past year, the Company's growth has been funded through a combination of funding from founders, and third-party investments via SAFE notes. As of December 31, 2024, the Company had approximately $1,895 of unrestricted cash. At that time, the Company had not yet begun generating revenue. The Company began generating revenue in April 2025. The founder, Stephen Klein, will continue to provide funding to the Company as necessary to meet cash flow needs. The Company believes that, as a result, it will meet its funding requirements over the next year. The Company has experienced negative cash flows from operations in prior periods and continues to require additional capital investment. The Company expects that it will need to raise additional capital to support its business plan over the next several years. The Company expects to seek funding through an anticipated Regulation CF offering. There can be no assurance as to the availability or terms upon which such financing might be available.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024 and 2023.

NOTE 6 – SUBSEQUENT EVENTS

Anticipated Equity Crowdfunding

The Company is offering (the "Crowdfunded Offering") up to $1,235,000 in Simple Agreements for Future Equity (SAFEs) on WeFunder. The Company must receive commitments from investors totalling the minimum amount by the offering deadline listed in the Form C, in order to receive any funds.

Management Evaluation

Management has evaluated subsequent events through December 1, 2025, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.